EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

November 9, 2011	No. 11-18

Avalon Provides Update on Metallurgy, Drilling and
Permitting for the Nechalacho Heavy Rare Earth Deposit,
Thor Lake, NWT

Toronto, ON – Avalon Rare Metals Inc. (TSX and NYSE Amex: AVL) (“Avalon” or the “Company”) announces that it is continuing to make steady progress towards defining the metallurgical process flowsheets for the Nechalacho heavy rare earths ore. Results are positive but progress has been slower than originally anticipated. This could result in a minor delay in the completion of the bankable feasibility study, but the overall schedule to production remains unaffected at this time.

Recent metallurgical testwork has been focused on the flotation process for concentrating the rare earth bearing minerals. A 3.7 tonne continuous pilot scale concentrate production run was executed at SGS Minerals, Lakefield, Ontario (“SGS”) confirming anticipated recoveries. A 40 tonne bulk sample has been delivered to SGS for a full scale pilot plant trial scheduled to begin in late November or early December, 2011. Hydrometallurgical testwork is also progressing with the initiation of pilot scale testing, while the 2011 drilling program was concluded on October 16. An updated resource estimate for the Nechalacho deposit will be available in December 2011.

An important milestone was reached in the permitting process on November 3, 2011, with the Company’s Developers Assessment Report being deemed in conformity with the Environmental Assessment Terms of Reference by the Mackenzie Valley Environmental Impact Review Board. The environmental assessment process has been progressing more slowly than expected creating some risk of a delay in receiving final operating permits.

Flotation Processing Testwork
In August 2011, a continuous pilot scale concentrate production run was completed at SGS utilizing 3.7 tonnes of mineralized drill core recovered from the heavy rare earth rich Basal Zone part of the Nechalacho deposit. The main objective of this work was to produce concentrate for hydrometallurgical testwork. Results from this production run, and results from locked cycle tests (“LCTs”) carried out prior to the production run, yielded results indicating that the mineral recoveries projected in the Company’s Prefeasibility Study (“PFS”) can be achieved.

The recoveries reported in the PFS were 89.7% for zirconium oxide (“ZrO2”), 79.5% for all rare earth oxides (“REO”), 68.9% for niobium oxide (“Nb2O5”) and 63% for tantalum oxide (“Ta2O5”). The LCTs on the 3.7 tonne feed sample gave higher recoveries for Ta2O5 and Nb2O5, at an average of 74.3% and 73.9% respectively, similar recoveries for REE at an average of 78.5% and lower recoveries for ZrO2 at an average of 83.8%. The concentrate production run also gave slightly higher Ta2O5 and Nb2O5 recoveries at 65.4% and 69.7% and lower REO recovery at 73.1% and ZrO2 recovery at 82%.

The slightly lower average REO recoveries in the production run are due to full stability not being reached and the mass of slimes removed being above target (15.8% instead of targeted 8%). These issues will not recur with the much larger sample size (40 tonnes) planned for the full scale pilot plant. It is considered that the LCTs provide the best indication of expected recoveries from the sample tested.

Hydrometallurgical Testwork
The hydrometallurgical process is comprised of two main steps, an acid bake to initially break down the rare earth minerals most susceptible to chemical attack followed by a caustic crack of the residue of those minerals most resistant to chemical attack, mainly zircon. The filtrate from the acid bake step will be processed for the recovery of the mixed light rare earths and rare metals. It is expected that the recovery process will include purification of the solution using solvent extraction followed by double sulphate salt precipitation of the light rare earths using sodium sulphate, filtration to recover the rare earths, processing to remove iron from the double sulphate salt filtrate, then precipitation and filtration of residual heavy rare earths. As noted, the residue from the acid bake process will contain the ZrO2, Nb2O5 and Ta2O5 and about half the heavy rare earths.

The acid bake process has been adequately proven at the bench scale, although some further optimization tests are taking place.  The present focus is on pilot scale testing now that larger quantities of concentrate are available from the 3.7 tonne flotation concentrate production run. Two types of acid bake reactor (pug mill and rotary kiln) with a feed rate of about four kg/hour are being tested. After the initial tests are completed and one type of reactor chosen, longer duration tests will begin using concentrate from the 40 tonne flotation pilot plant. The acid bake residue is subject to caustic cracking, leaching and then recovery and precipitation of the rare earths, ZrO2, Nb2O5 and Ta2O5. Bench scale testwork to optimize these processes are on-going.

Flotation and hydrometallurgical progress has been slower than anticipated mainly due to capacity issues with the Company’s service providers, who have been experiencing very high demand for processing and analytical services as the global mining boom continues.

Drilling Update
A major objective of the drill program in the past year has been to generate the 40 tonne bulk sample for metallurgical testing, with a large diameter PQ drill rig being one of the two rigs on the property. The bulk sample comprises 20 tonnes of Upper Zone and 20 tonnes of Basal Zone mineralization. The Upper Zone mineralization is for testing and ensuring stability prior to the processing of the Basal Zone core. As well as testing the flotation scheme, it is anticipated that this pilot should provide some two to four tonnes of concentrate for hydrometallurgical pilot plant testing.

The 2011 summer drilling program was concluded on October 16 at a total of 13,979 metres in 72 holes, bringing the total drill production in 2011 to 26,203 metres in 137 holes. In addition to bulk sample collection, the drilling program achieved the following objectives:

•           Detailed drilling in the areas targeted for initial mine development.
•           Geotechnical drilling of the ramp route and proposed underground crusher location.
•           Geotechnical and hydro-geological drilling at the proposed tailings disposal site.

All samples from the resource drilling will have been submitted for analysis by mid November, and typically the analyses take over two months to be completed. All the results from the 2011 winter drilling have been compiled, although some check analyses are still awaited, and an updated resource estimate is in preparation. This will be ready for disclosure in December 2011. Drilling is scheduled to resume at the site in mid to late January 2012, with the objectives of detailed drilling of the area of the five year mine plan, and acquisition of additional bulk sample material.

Permitting Update
Avalon completed and filed its Developers Assessment Report (“DAR”) on May 20, 2011, (otherwise known as an Environmental Impact Statement), required by the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”).  The development of a DAR is an exhaustive study that typically takes more than a year to complete upon a company receiving the final Terms of Reference from MVEIRB. Avalon, with support from EBA Engineering (a Tetra Tech Company), completed and submitted its DAR in just three months upon receiving the final terms of reference from MVEIRB.

Response times from MVEIRB on the Company’s submissions have been slower than expected. Avalon only received notification from MVEIRB on November 3, 2011, that the DAR had been deemed in conformity with the Terms of Reference, over five months after its submission. This has put the process behind schedule, creating some risk of a delay in receiving final operating permits.

Market Development
Avalon is continuing discussions with the four Asian companies that have each signed a Memorandum of Understanding regarding off-take agreements. The four companies are interested in investing in Avalon’s Thor Lake HREE project or providing Avalon with technical assistance in exchange for becoming partners in the project, and the right to purchase separated rare earth oxides for a specific period of time. Discussions are progressing well with due diligence and negotiation meetings scheduled over the next few weeks with all four parties. No binding agreements have yet been signed.

Qualified Persons
Dezhi Qi, P. Eng. and John Goode, P. Eng. are Qualified Persons as defined by National Instrument 43-101 and have provided the technical information relating to metallurgy in this news release. The Company's Vice-President, Exploration, William Mercer, P.Geo. (Ont), P. Geol (NWT) is providing overall direction on the project. The qualified persons for the purposes of this news release are Dezhi Qi, P. Eng, John Goode, P. Eng., William Mercer, P. Geo., and Donald Bubar, P. Geo. (Ont), President.

About Avalon Rare Metals Inc. (TSX and NYSE Amex: AVL)
Avalon Rare Metals Inc. is a mineral development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones. Avalon's performance on community engagement in the north earned it the 2010 PDAC Environmental and Social Responsibility Award.

Shares Outstanding: 102,861,986. Cash resources: approximately $65 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Investor Relations at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements.  Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made.  Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans may not be appropriate for other purposes.  Accordingly, readers should not place undue reliance on forward-looking statements.  Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.